                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                              Ocean Financial Corp.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                   674904-10-7
               ___________________________________________________
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO.  674904-10-7                   13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Ocean Federal Foundation
        IRS ID No. 22-3465454
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Non-stock corporation incorporated in Delaware.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF                      624,046

       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY                     0

      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH                         624,046

      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                           -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 624,046

________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              7.9% of 7,852,860 shares of Common Stock outstanding as of December 31, 1997.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  CO

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                            OCEAN FEDERAL FOUNDATION
                                  SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Ocean Financial Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            975 Hooper Avenue
            Toms River, New Jersey  08753-8396

Item 2(a)   Name of Person Filing:
            Ocean Federal Foundation

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            975 Hooper Avenue
            Toms River, New Jersey  08753-8396

Item 2(c)   Citizenship:

            Non-stock corporation incorporated in Delaware.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number: 674904-10-7

Item 3      The person filing this statement is an Endowment Fund.

Item 4 Ownership. As of December 31, 1997, the reporting person beneficially owned 624,046 shares of the issuer. This number of shares represents 7.9% of the common stock, par value $.01, of the issuer, based upon 7,852,860 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of all 624,046 shares and has the sole power to dispose or direct the disposition of all 624,046 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 3, 1998
                  ____________________________________________
                                     (Date)

                             /s/ Michael Fitzpatrick
                  ____________________________________________
                                   (Signature)

                                    Treasurer
                  ____________________________________________
                                     (Title)









                              Page 5 of 5 pages